Exhibit (a)(6)

THE GREATER CHINA FUND, INC.

Gateway Center Three, 4th Floor

Newark, New Jersey 07102-4077

January 8, 2013

Dear Stockholder:

The Greater China Fund, Inc. (the “Fund”) is offering to repurchase up to 16,987,608 of its issued and outstanding shares of common stock, which is equal to 70% of the Fund’s issued and outstanding shares as of December 31, 2012, for cash at a price equal to 99% of the net asset value per share as determined by the Fund on the next business day after the date the offer expires (the “Offer to Repurchase”), provided that if 75% or more of the Fund’s issued and outstanding shares of common stock as of December 31, 2012 have been tendered and not withdrawn, the Offer to Repurchase will be cancelled, the Fund’s Board of Directors will recommend that the Fund be liquidated and the Fund will proceed to solicit proxies from stockholders for the liquidation and dissolution of the Fund. The Fund is making the Offer to Repurchase pursuant to the authorization by the Fund’s Board of Directors of an issuer self-tender offer commencing on January 8, 2013 and expiring on February 6, 2013, unless amended, extended or terminated by the Fund.

The Fund’s commencement of the Offer to Repurchase meets two objectives: (1) liquidity for Fund stockholders and (2) preserving a viable investment vehicle following the Offer to Repurchase for stockholders to be managed by Aberdeen Asset Management Asia Limited (“Aberdeen”), the Fund’s new investment manager approved by stockholders at the Special Meeting of Stockholders (the “Special Meeting”) held on January 8, 2013. The Board believes that conducting the Offer to Purchase in conjunction with appointing Aberdeen as investment manager could benefit the Fund and its stockholders because the Offer to Repurchase would be expected to decrease the amount the market price the common stock of the Fund is discounted relative to the net asset value of the Fund and provide increased liquidity for stockholders. It is the Board’s understanding that, in general, closed-end funds that conduct tender offers are traded at less of a discount than closed-end funds that do not for at least a limited period of time.

The proposed Offer to Repurchase follows discussions and an agreement with City of London Investment Management Company Limited (“CLIM”), which is the largest beneficial owner of the Fund’s shares, pursuant to which the Fund agreed to promptly commence a tender offer following the approval of Aberdeen as the Fund’s investment manager at the Special Meeting. As a result of the approval of Aberdeen and pursuant to the agreement between CLIM and the Fund, CLIM has agreed to tender all of the shares of the Fund that it beneficially owns upon expiration of the Offer to Repurchase, and in the event that CLIM is able to tender all of the shares of the Fund it beneficially owns, CLIM has agreed that it will enter into a “standstill agreement” with the Fund for one year following the completion of the Offer to Repurchase. Under the standstill agreement, CLIM would be permitted to be a passive investor in the Fund and to purchase shares of the Fund for investment purposes only. The Fund has further agreed with CLIM that if 75% or more of the Fund’s outstanding shares have been tendered and not withdrawn in the Offer to Repurchase, then the Offer to Repurchase will be cancelled, the Board of Directors will recommend that the Fund be liquidated and the Fund will proceed to solicit proxies from stockholders for the liquidation and dissolution of the Fund immediately thereafter. The Board believes that if 75% or more of the Fund’s stockholders have tendered, then it is appropriate to recommend that stockholders vote to liquidate the Fund.

The Offer to Repurchase is explained in detail in the Offer to Repurchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Repurchase. None of the Fund, its Board of Directors, or Aberdeen makes any recommendation to any stockholder on whether to tender any or all shares.

Please note that the Offer to Repurchase is scheduled to expire at 11:59 p.m., Eastern Time, on February 6, 2013, unless amended, extended or terminated by the Fund. Questions regarding the Offer to Repurchase should be directed to AST Fund Solutions, LLC, at 1-212-400-2605.

Sincerely,

/s/ Edward Y. Baker
Edward Y. Baker
Chairman of the Board